WHX AMENDS TENDER OFFER --
                      WILL NOW SEEK TO PURCHASE ANY AND ALL
                       SHARES OF DYNAMICS CORP. OF AMERICA


         New York -- April 30, 1997 -- WHX Corporation (NYSE: WHX) announced today that its wholly-owned subsidiary, SB Acquisition Corp., is amending its current tender offer for common stock of Dynamics Corporation of America (NYSE:
DYA) to be for any and all shares. The expiration and withdrawal date of the tender offer is being extended until 6:00 p.m. on Tuesday, May 20, 1997.

         The amended tender offer is subject to two new conditions: first, the invalidation or redemption of Dynamics Corp. of America's "poison pill" rights plan; and, second, an appropriate waiver by the Board of Directors of Dynamics Corp. of America under the New York business combination statute. The tender offer is not subject to financing.

         As of last night, approximately 1.53 million shares (40% of the total shares outstanding) had been tendered into SB Acquisition Corp.'s tender offer for up to 649,000 shares (approximately 17%).

         WHX also announced that it plans to solicit proxies at the annual meeting of shareholders of Dynamics Corp. of America, which has been rescheduled for August 1, 1997. WHX plans to propose six nominees to the Board of Directors, as well as several by-law amendments and a shareholder resolution requesting the Board


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of Directors to remove the anti-takeover impediments to WHX's tender offer.

         On April 14, 1997, Dynamics Corp. of America announced that it had increased the size of the Board of Directors from seven to nine members, resulting in the Board of Directors being divided into three classes of directors rather than two. WHX contends that this action is illegal because, among other things, Dynamics Corp. of America's charter improperly grants the Board of Directors, rather than shareholders, the discretion to re-classify the Board from two to three classes. WHX contends that under applicable New York law a company's charter can specify only one category of board classification, not multiple classifications as is the case with Dynamics Corp. of America's charter.

         Furthermore, through its action on April 14 the current Board improperly extended the terms of six current directors for one year beyond the two-year terms to which they were originally elected in 1995 and 1996. WHX contends that this action is also illegal under applicable New York law. WHX plans to promptly seek judicial review of these issues.


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